SCHEDULE A

Electrum Strategic Resources L.P. ("Electrum Strategic")

Global Holdings is the owner of all of the limited partnership interests of Electrum Strategic and all of the equity interests of Electrum Strategic Management LLC, the general partner of Electrum Strategic. Global Holdings is in the business of investing.

Electrum Global Holdings L.P. ("Global Holdings")

Global GP is the sole general partner of Global Holdings. In accordance with the limited partnership agreement of Global GP, the board of directors of Global GP serves in a like function with respect to Global Holdings.

TEG Global GP Ltd. ("Global GP")

The board of directors of Global GP consists of the following individuals: Andrew M. Shapiro and Kevin Kokko.

The principal occupation and principal business address of each director of Global GP Ltd. are as follows:

Name	Citizenship	Principal Occupation	Principal Business Address
Andrew M. Shapiro	United States	Businessperson	c/o The Electrum Group LLC 600 Fifth Ave., 24th Fl. New York, NY 10020
Kevin Kokko	Canada	Businessperson	c/o Mubadala Development Company P.O. Box 45005 Abu Dhabi United Arab Emirates

Leopard Holdings LLC ("Leopard")

GRAT Holdings is the owner and managing member of Leopard. GRAT Holdings is in the business of investing.

GRAT Holdings LLC ("GRAT Holdings")

The board of directors of GRAT Holdings consists of Thomas S. Kaplan and Daphne Recanati Kaplan, whose principal business address is c/o Tigris Group Inc., 600 Fifth Ave., 24th Fl., New York, NY 10020. Mr. Kaplan's principal business is as a businessperson, and Mrs. Kaplan's principal business is as a private investor.

The Investment Committee of GRAT Holdings is comprised of Mr. Kaplan, Mrs. Kaplan and Iris Leibowitz, whose principal business address is c/o Tigris Group Inc., 600 Fifth Ave., 24th Fl., New York, NY 10020. Ms. Leibowitz's principal business is as an attorney.

The Electrum Group LLC (TEG Services")

The board of directors of TEG Services consists of the following individuals: Thomas S. Kaplan (Chairman, Chief Executive Officer and Chief Investment Officer), Ali R. Erfan (Vice Chairman) and Michael H. Williams (Senior Managing Director).

The principal occupation and principal business address of each director and executive officer of The Electrum Group LLC are as follows:

Name	Citizenship	Principal Occupation	Principal Business Address
Thomas S. Kaplan	United States, France, Republic of Seychelles, United Arab Emirates	Businessperson	c/o The Electrum Group LLC 600 Fifth Ave., 24th Fl. New York, NY 10020
Ali R. Erfan	United Kingdom	Businessperson	c/o The Electrum Group LLC 600 Fifth Ave., 24th Fl. New York, NY 10020
Michael H. Williams	United States	Businessperson	c/o The Electrum Group LLC 600 Fifth Ave., 24th Fl. New York, NY 10020